SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
Rule 13e-3 Transaction Statement under Section 13(e) of the Securities Act of 1934
(Amendment No. 6)

Semele Group, Inc.
(Name of the Issuer)

James A. Coyne
Gary D. Engle
(Name of Person(s) Filing Statement)

Common Stock, $0.10 par value
(Title of Class of Securities)

8166 18 300
(CUSIP Number of Class of Securities)

James A. Coyne
President and Chief Operating Officer of
Semele Group, Inc.
200 Nyala Farms
Westport, Connecticut 06880
(203) 301-0555
(Name, Address and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of Persons Filing Statement)

Copy to:

Richard F. Langan, Jr., Esq.
Nixon Peabody LLP
437 Madison Avenue
New York, New York 10022
(212) 940-3000

This statement is filed in connection with (check the appropriate box):

a. ☐ The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14-101) or Rule 13e-3 (C) (§240.13e-3(c)) under the Securities Exchange Act of 1934 (the “Act”).

b. ☐ The filing of a registration statement under the Securities Act of 1933.

c. ☒ A tender offer.

d. ☐ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation: $721,851.20*	Amount of Filing Fee: $91.46**

* The transaction valuation was calculated by multiplying 515,608, the number of shares of common stock being purchased in the Reverse/Forward Stock Split, by the purchase price of $1.40 per interest.

** The amount of the filing fee calculated in accordance with Exchange Act Rule 0-11 equals $80.90 per $1 million of the transaction valuation.

 ☒   Check box if any part of the fee is offset as provided by §240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:       $91.46
Form or Registration No.:       Preliminary Proxy Statement on Schedule 14A
Filing Party:               Semele Group, Inc.
Date Filed:               January 16, 2004

This amended Rule 13e-3 Transaction Statement is being filed concurrently with the filing of Amendment No. 1 to the Schedule TO-T as it relates to an amended offer to purchase the outstanding shares of common stock of Semele Group, Inc. (the “Company”) pursuant to Rule 13e-3 and Regulation 14D under the Securities Exchange Act of 1934, as amended (the “Offer to Purchase”).

On June 29, 2004, the requisite number of shareholders of the Company voted to amend the Company’s Certificate of Incorporation, as amended, to effect a 1-for-4,001 reverse stock split followed immediately by a 4,001-for-1 forward stock split of the Company’s outstanding common stock. As a result of the reverse split, each share of the Company's Common Stock held by an unaffiliated shareholder owning 4,000 or less shares immediately before the effective time of the reverse split was converted into the right to receive from the Company $1.40 in cash, without interest. Shareholders owning 4,001 or more shares prior to the reverse split own the same number of shares of Company Common Stock after completion of the split.

The proxy statement related to the reverse stock split contemplated that upon consummation of the reverse split, Messrs. Gary D. Engle and James A. Coyne would offer to purchase all of the outstanding shares of common stock of the Company. On July 30, 2004, Messrs. Engle and Coyne distributed the Offer to Purchase to all registered security holders of common stock of the Company. Messrs. Engle and Coyne intend to distribute the amended Offer to Purchase to all registered security holders of common stock of the Company. The reverse split and the Offer to Purchase are part of a series of transactions that will have the combined effect of taking the Company private. This Schedule 13E-3 with respect to the reverse stock split included the Company as an original filing person, however, because the Company is not offering to purchase any shares of Company common stock pursuant to the Offer to Purchase, it is not a filing person in connection with filing this Amendment No. 6.

The information contained in the Offer to Purchase, including all appendices thereto, is hereby expressly incorporated herein by reference. Capitalized terms used but not defined in this Schedule 13E-3 shall have the meanings given to them in the Offer to Purchase.

ITEM 1.   SUMMARY TERM SHEET.

Reference is made to the information set forth in the Offer to Purchase under the heading “SUMMARY TERM SHEET,” which hereby is incorporated by reference.

ITEM 2.   SUBJECT COMPANY INFORMATION.

(a)   Name and Address. The name of the subject company is Semele Group, Inc., a Delaware  corporation. The Company’s principal office is located at 200 Nyala Farms, Westport,    Connecticut 06880, (203) 341-0555.

(b)   Securities. The class of securities to which the Offer to Purchase relates is the common  stock, par value, $0.10 per share, of the Company. As of July 26, 2004, there were    5,000,000 shares of common stock authorized. The number of shares of common stock  outstanding is approximately 1,408,000.

(c)   Trading Market and Price. Reference is made to the information set forth in Article V of the Offer to Purchase, “PRICE RANGE OF COMPANY COMMON STOCK,” which hereby is    incorporated by reference.

(d)   Dividends. Reference is made to the information set forth in Article V of the Offer to Purchase, “PRICE RANGE OF COMPANY COMMON STOCK,” which hereby is incorporated by reference.

(e)   Prior Public Offerings. The Company has made no underwritten public offering of the subject securities for cash during the past three years that was registered under the Securities Act of 1933, as amended or exempt from registration under Regulation A (Rules 251 through 263 of the Securities Act of 1933, as amended).

(f)(1)   Prior Stock Purchases. Reference is made to the information set forth in the Offer to Purchase under the heading “SPECIAL FACTORS – Background, Purpose and Reason for this Offer to Purchase; Effects of this Offer to Purchase,” which hereby is incorporated by reference.

(f)(2)   On August 29, 2003, GDE Investment Corporation, an entity controlled by Mr. Engle, purchased 132,467 shares of the Company's common stock in a privately negotiated transaction for $1.20 per share. On the same date, JAC Investment Corporation, an entity controlled by Mr. Coyne, acquired 66,233 shares of the Company's common stock in a privately negotiated transaction for $1.20 per share. Both of the purchases were made from limited partnerships whose general partner was controlled by Mr. Engle and whose sole assets consisted of the shares of the Company's common stock sold to GDE Investment Corporation and JAC Investment Corporation.

ITEM 3.   IDENTITY AND BACKGROUND OF FILING PERSON.

(a)   Name and Address. Messrs. Gary D. Engle and James A. Coyne are the filing persons.    Reference is made to the information set forth in Article VII of the Offer to Purchase,    “INFORMATION REGARDING THE OFFERORS,” which hereby is incorporated by reference.

(b)   Business and Background of Entities. Not applicable.

(c)   Business and Background of Natural Persons. Reference is made to the information set  forth in Article VII of the Offer to Purchase,  “INFORMATION REGARDING THE    OFFERORS,” which hereby is incorporated by reference.

ITEM 4.   TERMS OF THE TRANSACTION.

Except as set forth below, reference is made to the entire Offer to Purchase, which is hereby incorporated by reference.

(a)(1)(ix)              Material Terms. Tender Offers. Not applicable.

(a)(1)(x)               Material Terms. Tender Offers. Not applicable.

(a)(1)(xi)               Material Terms. Tender Offers. Not applicable.

(a)(2)                    Material Terms. Mergers or Similar Transactions. Not applicable.

(c)       Different Terms. Not applicable.

(d)       Appraisal Rights. Not applicable.

(e)       Provisions for Unaffiliated Security Holders. Not applicable.

(f)       Eligibility for Listing or Trading. Not applicable.

ITEM 5.   PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND
AGREEMENTS.

(a)   Transactions. Reference is made to the information set forth in Article IX of the Offer to Purchase, “PAST TRANSACTIONS,” which hereby is incorporated by reference.

(b)   Significant Corporate Events. Reference is made to the information set forth in the Offer to Purchase under the heading “SPECIAL FACTORS – Background, Purpose and Reason for this Offer to Purchase; Effects of this Offer to Purchase,” which hereby is incorporated by reference.

(c)   Negotiations or Contacts. Reference is made to the information set forth in the Offer to Purchase under the heading “SPECIAL FACTORS – Background, Purpose and Reason for this Offer to Purchase; Effects of this Offer to Purchase,” which hereby is incorporated by reference.

(e)   Agreements Relating to the Subject Company's Securities. Reference is made to the information set forth in the Offer to Purchase under the heading “SPECIAL FACTORS – Background, Purpose and Reason for this Offer to Purchase; Effects of this Offer to Purchase,” which hereby is incorporated by reference.

ITEM 6.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(b)   Use of Securities Acquired. The securities will be retained by Messrs. Engle and Coyne.

(c)   Plans. Not applicable.

ITEM 7.    PURPOSES, ALTERNATIVES, REASONS AND EFFECTS IN A GOING PRIVATE TRANSACTION.

(a)   Purposes. Reference is made to the information set forth in the Offer to Purchase under the heading “SPECIAL FACTORS – Background, Purpose and Reason for this Offer to Purchase; Effects of this Offer to Purchase,” which hereby is incorporated by reference.

(b)   Alternatives. Reference is made to the information set forth in the Offer to Purchase under the heading “SPECIAL FACTORS – Alternatives Considered by the Special Committee and Messrs. Engle and Coyne,” which hereby is incorporated by reference.

(c)   Reasons. Reference is made to the information set forth in the Offer to Purchase under the heading “SPECIAL FACTORS – Background, Purpose and Reason for this Offer to Purchase; Effects of this Offer to Purchase,” which hereby is incorporated by reference.

(d)   Effects. Reference is made to the information set forth in the Offer to Purchase under the headings “SUMMARY TERM SHEET” and “SPECIAL FACTORS – Alternatives Considered by the Special Committee and Messrs. Engle and Coyne,” and “SPECIAL FACTORS – Potential Disadvantages; Effects of this Offer to Purchase,” and “SPECIAL FACTORS – Federal Income Tax Consequences,” which hereby is incorporated by reference.

ITEM 8.   FAIRNESS OF THE TRANSACTION.

(a)   Fairness. Reference is made to the information set forth in the Offer to Purchase under the heading “SPECIAL FACTORS – FAIRNESS OF THIS OFFER TOPURCHASE,” which hereby is incorporated by reference.

(b)   Factors Considered in Determining Fairness. Reference is made to the information set forth in the Offer to Purchase under the headings “SPECIAL FACTORS – Fairness of this Offer to Purchase,” and “SPECIAL FACTORS – Opinion of Special Committee’s Financial Advisor” and “SPECIAL FACTORS – Alternatives Considered by the Special Committee and Messrs. Engle and Coyne,” which hereby is incorporated by reference.

(c)   Approval of Security Holders. Reference is made to the information set forth in the Offer to Purchase under the heading “SPECIAL FACTORS – Fairness of this Offer to Purchase,” which hereby is incorporated by reference.

(d)   Unaffiliated Representative. Reference is made to the information set forth in the Offer to Purchase under the heading “SPECIAL FACTORS– Fairness of this Offer to Purchase,” which hereby is incorporated by reference.

(e)   Approval of Directors. Reference is made to the information set forth in the Offer to Purchase under the heading “SPECIAL FACTORS – Fairness of this Offer to Purchase,” which hereby is incorporated by reference.

(f)   Other Offers. Reference is made to the information set forth in the Offer to Purchase under the heading “SPECIAL FACTORS – Alternatives Considered by the Special Committee and Messrs. Engle and Coyne,” which hereby is incorporated by reference.

ITEM 9.   REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

(a)-(c)    Report, Opinion, or Appraisal; Preparer and Summary of the report; Availability of Documents. Reference is made to the information set forth in the Offer to Purchase under the heading “SPECIAL FACTORS – Opinion of Special Committee’s Financial Advisor,” which hereby is incorporated by reference.

ITEM 10.   SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

(a)   Source of Funds. Reference is made to the information set forth in Article VIII of the Offer to Purchase, “FINANCING OF THIS OFFER TO PURCHASE,” which hereby is  incorporated by reference.

(b)   Conditions. Reference is made to the information set forth in Article XI of the Offer to Purchase, “CONDITIONS OF THIS OFFER,” which hereby is incorporated by reference.

(c)   Expenses. Reference is made to the information set forth in Article XIV of the Offer to Purchase, “FEES AND EXPENSES,” which hereby is incorporated by reference.

(d)   Borrowed Funds. Not applicable.

ITEM 11.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)   Securities Ownership. Reference is made to the information set forth in Article VII of  the Offer to Purchase, “INFORMATION REGARDING THE PURCHASERS AND  THE OFFERORS,” which hereby is  incorporated by reference.

(b)   Securities Transactions. Reference is made to the information set forth in the Offer to Purchase under the headings “SUMMARY TERM SHEET” and “SPECIAL FACTORS   – Background, Purpose and Reason for this Offer to Purchase; Effects of this Offer to Purchase,” which hereby is incorporated by reference.

ITEM 12.   THE SOLICITATION OR RECOMMENDATION.

(d)   Intent to Tender or Vote in a Going-Private Transaction. No executive officer, director or affiliate of the issuer or the offerors intend to tender or sell Company common stock.

(e)   Recommendations to Others. Not applicable.

ITEM 13.   FINANCIAL STATEMENTS.

(a)   Financial Information. The financial information set forth in Article XII of the Offer to Purchase, “FINANCIAL INFORMATION AND INCORPORATION BY REFERENCE,” which hereby is incorporated by reference.

(b)   Pro Forma Information. Not applicable.

ITEM 14.   PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)   Solicitations or recommendations. Not applicable.

(b)   Employees and Corporate Assets. Not applicable.

ITEM 15.   ADDITIONAL INFORMATION.

(b)   Other Material Information. The information contained in the Offer to Purchase, including  any appendices or exhibits thereto, is incorporated by reference.

ITEM 16.   EXHIBITS.

Exhibit
Number   Description

(a)(1)(i)   Amended Offer to Purchase filed as Exhibit (a)(1)(i) to Amendment No. 1 to  the Schedule TO-T, filed electronically by EDGAR with the Securities and  Exchange Commission on the date    hereof.

(a)(1)(ii)    Letter of Transmittal filed as Exhibit (a)(1)(ii) to the Schedule TO-T, filed  electronically by EDGAR with the Securities and Exchange Commission on  August 3, 2004.

(a)(2)      Not applicable.

(a)(3)(i)           Definitive Proxy Statement on Schedule 14A filed electronically by EDGAR with  the Securities and Exchange Commission on June 4, 2004.

(a)(3)(ii)          Form 15, dated July 9, 2004, filed electronically by EDGAR with the Securities  and Exchange Commission on July 9, 2004.

(a)(4)              Not applicable.

(a)(5)              Not applicable.

(b)                  Not applicable.

(c)       Duff & Phelps Opinion filed electronically by EDGAR with the Securities and  Exchange Commission as Appendix B to the Amended Offer to Purchase, filed  electronically by EDGAR with the Securities and Exchange Commission on the  date hereof.

(d)       Agreement, dated January 14, 2004, by and among, the Company and Messrs. Gary D. Engle and James A. Coyne, filed electronically with the Securities and  Exchange Commission as Appendix A to the Amended Offer to Purchase on the  date hereof.

(f)       Not applicable.

(g)       Not applicable.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING INFORMATION

This Schedule 13E-3 includes and incorporates by reference statements that are not historical facts. These forward-looking statements are based on our current estimates and assumptions and, as such, involve uncertainty and risk. Forward-looking statements include the information concerning our possible or assumed future results of operations and also include those preceded or followed by the words “anticipates,” “believes," “estimates,” “expects,” “should,” “could,” “targets” and “may” or similar expressions. The forward-looking statements are not guarantees of future performance, and actual results may differ materially from those contemplated by such forward-looking statements.

Except to the extent required under the federal securities laws, we do not intend to update or revise the forward-looking statements to reflect circumstances arising after the date of the preparation of the forward-looking statements.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   August 24, 2004

By: /s/ James A. Coyne
James A. Coyne

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   August 24, 2004

By: /s/ Gary D. Engle
Gary D. Engle

8